EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NIKE, Inc. has 130 wholly-owned subsidiaries, 20 of which operate in the United States, and 110 of which operate in foreign countries. All of the subsidiaries, except for NIKE IHM, Inc., Triax Insurance, Inc., and NIKE (Suzhou) Sports Company, Ltd. carry on the same line of business, namely the design, marketing distribution and sale of athletic and leisure footwear, apparel, accessories, and equipment. NIKE IHM, Inc., a Missouri corporation, and NIKE (Suzhou) Sports Company, Ltd., a Chinese corporation, manufacture plastics and Air-Sole shoe cushioning components. Triax Insurance, Inc., a Hawaii corporation, is a captive insurance company that insures the Company for certain risks.